Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2021	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual General Shareholders’ Meeting of Natuzzi S.p.A.

─ Approved 2020 Stand-Alone Financial Statements

─ Appointed Members of the New Board of Directors

NEW CEO ANTONIO ACHILLE APPOINTED TO WORK IN COOPERATION WITH FOUNDER AND CHAIRMAN

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 10, 2021--Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company” and, together with its subsidiaries, the “Natuzzi Group”) announced today that it held, on second call, its annual general shareholders’ meeting on May 7, 2021 (the “Annual General Meeting”).

At the Annual General Meeting, the shareholders approved the Company’s stand-alone financial statements for the fiscal year ended December 31, 2020 and acknowledged the approval of the 2020 consolidated financial statements of the Natuzzi Group by the Company’s Board of Directors at a meeting held on April 6, 2021.

The shareholders appointed Antonio Achille alongside former members Pasquale Natuzzi, Antonia Isabella Perrone, Pasquale Junior Natuzzi, Marco Caneva, Giuseppe Antonio D’Angelo and Alessandro Musella as members of the Company’s Board of Directors for a three-year term.

Following the Annual General Meeting, the Company’s Board of Directors met today and approved a new governance set up with the objective to strengthen its competitive position in the global luxury furniture market and to increase the efficiency of the Company’s operating model.

Mr. Pasquale Natuzzi, the Natuzzi Group’s founder and current CEO, assumes the role of Executive Chairman. As such, he will drive the Natuzzi Group by focusing on long-term strategies and by supporting the completion of the transition to a brand/retailer operating model, whilst assuring continuity in the Company’s culture and values.

Natuzzi’s Board of Directors appointed Mr. Antonio Achille, an industry leader individual with an impressive track record of professional achievements, in the role of Chief Executive Officer (“CEO”), effective from June 1, 2021. Mr. Achille joins from McKinsey where he was Senior Partner and Global Head for the Luxury Sector. For 25 years, he has been supporting international groups on strategy, digital, retail, organization, supply chain, growth acceleration and operational improvement. In his role, the CEO will focus on the execution of all the activities required to foster the Natuzzi Group’s growth and to enhance its margin generation.

“I am very confident that Mr. Antonio Achille will effectively contribute to the achievement of Natuzzi’s growth objectives and will support the transition of our Company to a more efficient and performing operating model” said Mr. Pasquale Natuzzi. “He has been chosen for his business track record in business transformations, vision and mission-driven orientation whilst truly embracing the Natuzzi core values. He knows very well our company and our market, having recently supported us in his capacity of advisor”.

“I am proud of what we have achieved so far” Mr. Pasquale Natuzzi continues, “Natuzzi has more than 60 years of history and is the first brand in term of global recognition in the design and luxury furniture market. In the last 15 years, we started a journey to become even closer to our customers by integrating into retail: we have now 550 mono-brand stores, in addition to galleries worldwide, and our offering will be soon also on-line. I will continue committing heartily to the success of the company that, I am sure, will express its full potential with the new governance”.

“I am highly committed to accelerate the work done by the management in these years to evolve Natuzzi into a successful brand and a global leader in the luxury furniture market” comments Mr. Antonio Achille. “Natuzzi products, with their distinctive design and with their superior craftmanship details, represent the finest spirit of Italian design and bring to live the concept of ‘Italian Harmony’, that is deeply rooted in the company DNA. It is a great time for Natuzzi: these values have a fantastic market globally.” “I am impressed by the quantity and quality of opportunities available to accelerate the company growth whilst making the operating model more profitable” continues Mr. Antonio Achille. “I am absolutely dedicated to pursuing these business objectives working side by side with the Chairman who has a very modern view on how to evolve the business that he has created. I look forward to collaborating also with the great talents of the company globally.”

As CEO, Mr. Antonio Achille will be entrusted with the ordinary management of the Company and will act in consultation with the Chairman with regard to all strategic and business decisions of particular relevance to the Company.

The Company’s Board of Directors also appointed Mr. Marco Caneva, a finance professional with over twenty years of experience in capital markets at premiere institutions such as Goldman Sachs, as Lead Non-Executive Director, tasked with collecting and coordinating requests and contributions of non-executive directors and independent directors, cooperating with the Chairman to ensure that directors receive complete and timely information and advising the Chairman on matters to be submitted to the examination and assessment of the Board of Directors.

The Board of Directors also appointed a Risk Committee, composed of Giuseppe Antonio D’Angelo, acting as Chairman, Marco Caneva and Alessandro Musella, as well as a Related Party Transactions Committee, composed of Marco Caneva, acting as Chairman, and Giuseppe Antonio D’Angelo.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A., Natuzzi is one of the most renewed brands in the production and distribution of design and luxury furniture. With a global retail network of 550 mono-brand stores, in addition to galleries, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MAY 10, 2021	By:	/s/ Pasquale Natuzzi

Pasquale Natuzzi